AMERICAN NATIONAL

BANKSHARES INC.

Exceeding Your Expectations

Since 1909

Forward-Looking Statements

- Certain statements in this presentation may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that include projections, predictions, expectations or beliefs about future events or results or otherwise and are not statements of historical fact. Such statements are often characterized by the use of qualified words (and their derivatives) such as "expect," "believe," "estimate," "plan," "project," "anticipate" or other statements concerning opinions or judgments of American National and its management about future events. The forward-looking statements herein are based on certain assumptions and analyses by American National and are factors it believes are appropriate under the circumstances. Actual results could differ materially from those contained in or implied by such statements for a variety of reasons including, but not limited to: changes in interest rates; changes in accounting principles, policies or guidelines; significant changes in the economic scenario; significant changes in regulatory requirements; significant changes in securities markets; and changes regarding acquisitions and dispositions. Consequently, all forward-looking statements made herein are qualified by these cautionary statements. American National does not undertake to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements are made.

Defining Strengths

- Conservative
  - Stringent underwriting
  - Strong capital
- Consistent
  - 103 years of tradition
  - Deep management team
  - Ability to execute
- Shareholder focused
  - Exceptional dividend
  - Prudent growth
  - Good stewards of capital

Seasoned Management

Name	Position	Age	Years of Experience	Years w/ AMNB
Executives:				
Charles H. Majors	Chairman	66	19	19
Jeffrey V. Haley	Bank President & CEO	52	15	15
William W. Traynham Jr.	Chief Financial Officer	57	23	3
Dabney T.P. Gilliam Jr.	Chief Administrative Officer	58	26	11
R. Helm Dobbins	Chief Credit Officer	61	34	9
S. Cabell Dudley	Chief Banking Officer - Va.	67	42	5
Charles T. Canaday Jr.	Chief Banking Officer - N.C.	51	28	1
	Average	59	27	

Executive Summary

CAPITAL



18.0%
12.0%
6.0%
0.0%
9.35%
11.04%
15.26%
16.51%
TCE / TA
Leverage Ratio
Tier 1 Ratio
Total Captial Ratio

FINANCIAL PERFORMANCE – ROAA (%)



1.60%
1.20%
0.80%
0.40%
0.00%
1.30%
1.08%
1.12%
10 Yr. Avg.
'07 - '11 Avg.
MRQ

AMERICAN NATIONAL
BANKSHARES INC.

THE DEAL



AMNB Legacy
New AMNB
97%
3%
59%
41%
Virginia Deposits
North Carolina Deposits

CREDIT QUALITY – NPAs / Assets (%)



2.00%
1.50%
1.00%
0.50%
0.00%
Reflects acquisition impact
0.75%
0.88%
1.22%
10 Yr. Avg.
'07 - '11 Avg.
MRQ

Source: SNL Financial; Company filings
Deposit data as of June 30, 2012
MRQ data as of Q3 2012 for AMNB; regulatory ratios as of Q2 2012
Note: NPAs include nonaccrual loans, accruing TDRs and OREO

Capital Levels

- History of maintaining a strong capital position
  - We did not need to apply for TARP

	AMNB 10 Year Average	Q3 2012
Tangible Common Equity / Tangible Assets	10.48%	9.35%
Leverage Ratio	11.87%	11.04%
Tier 1 Risk-Based Ratio	16.12%	15.26%
Total Risk-Based Ratio	17.36%	16.51%

Source: SNL Financial; Company filings

Dividends

- History of strong dividends

Dividend Yield (%)


6.00
4.00
2.00
0.00
0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.8 1.2 1.2 1.9 2.0 2.1 2.5 2.7 2.9 3.0 3.4 4.3
VCBI FNBN HMPR YAVY NBBC HTBI PSTB BTC FRNK EVBS PEBK MBRG CFNL STEL MNRK TOWN BNCN UBSH FCBC FBNC NKSH AMNB

Annual Dividend Per Share


$0.66 $0.71 $0.75 $0.79 $0.83 $0.87 $0.91 $0.92 $0.92 $0.92 $0.92
2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011

Source: SNL Financial and Company filings; Market data as of 10/19/2012
Note: Peers include major exchange traded banks headquartered in NC and VA with total assets between $1.0 billion and $5.0 billion

Total Return


AMNB Return Relative to Major Indices
90.0%
60.0%
30.0%
0.0%
(30.0%)
(60.0%)
76.5%
(13.0%)
54.7%
18.9%
(45.6%)
14.5%
12.5%
14.9
16.0%
Since 2002
Since 2007
Year to Date
AMNB
NASDAQ Bank
S&P 500

Source: Factset Research Systems; Market data as of 10/19/2012
AMNB total return assumes reinvestment of dividends

Financial Performance

Historical Profitability

ROAA (%)


2.00%
1.50%
1.00%
0.50%
0.00%
(0.50%)
1.12%
0.70%
2005
2006
2007
2008
2009
2010
2011
2012Q1
2012Q2
2012Q3
AMNB
Peers

Efficiency Ratio (%)


75.00%
70.00%
65.00%
60.00%
55.00%
50.00%
45.00%
69.5%
54.7%
2005
2006
2007
2008
2009
2010
2011
2012Q1
2012Q2
2012Q3

Net Interest Margin (%)


5.00%
4.75%
4.50%
4.25%
4.00%
3.75%
3.50%
3.25%
3.00%
4.14%
3.75%
2005
2006
2007
2008
2009
2010
2011
2012Q1
2012Q2
2012Q3

AMNB Peers

Source: SNL Financial and Company filings
Note: Peers include major exchange traded banks headquartered in NC and VA with total assets between $1.0 billion and $5.0 billion

Diverse Revenue Stream

Noninterest Income

- Trust & Investment Services
- Brokerage
- Secondary Mortgage
- Title Insurance
- Bankers Insurance

Trust Assets ($M)



$600
$500
$400
$300
$200
$412.3
$417.3
$530.8
$577.1
$566.1
$588.5
2009
2010
2011
2012Q1
2012Q2
2012Q3

Trust and Investment Services

- Organized in 1927
- Offices in Danville, Martinsville, Lynchburg
  - New office in Greensboro
- Assets: $588 million
- Customers: individuals, businesses, foundations and non-profits
- Serve clients locally and abroad
- Priorities:
  - Trust administration
  - Investment management
  - Estate settlement
  - Retail brokerage
- Excellent equity performance

Loan Portfolio

September 30, 2012 - $798 MM



Consumer & Other
13%
Construction
6%
Commercial & Industrial
16%
Commercial R.E.
45%
Residential R.E.
20%

September 30, 2012 – CRE



Shopping Center
2%
Nursing Homes
2%
Mobile Home Park
1%
Rec. Facility
3%
Other
2%
Educational
3%
Office
19%
Medical building
4%
Restaurant
5%
Hotels
5%
Retail
15%
Strip Mall
6%
Warehouse
6%
Church
7%
Apartment Bldg
10%
Industrial
12%

- Granular portfolio
- Top 10 relationships combine for $67 MM or 8% of total loans
  - Largest total relationship of $12 MM
  - Legal lending limit of $20 MM
- Highly diversified
- Avg. commercial credit size of $200 K

Source: SNL Financial and Company filings

Underwriting Process

- Culture
  - Quality
  - Rate
  - Volume
- Collaborative
  - Low individual loan authority
- Offensive / Defensive
  - Relationship pricing
- Strong asset quality review process

Superior Asset Quality

- Exceptional performance through cycle
- Increased NPA levels are due to acquired MidCarolina credits
  - Fully marked and moving through the resolution process

Net Charge-offs / Avg. Loans (%)



1.60%
1.10%
0.60%
0.10%
(0.40%)
0.05%
0.06%
0.21%
0.24%
0.24%
0.70%
0.24%
1.55%
0.16%
1.31%
0.21%
0.56%
2007
2008
2009
2010
2011
MRQ

NPAs / Loans + OREO (%)



6.00%
4.50%
3.00%
1.50%
0.00%
0.59%
0.35%
1.24%
1.43%
1.33%
3.33%
1.20%
5.55%
2.28%
5.79%
1.96%
4.78%
2007
2008
2009
2010
2011
MRQ

AMNB Peers

Source: SNL Financial and Company filings
Note: Peers include major exchange traded banks headquartered in NC and VA with total assets between $1.0 billion and $5.0 billion
Note: NPAs include nonaccrual loans, accruing TDRs and OREO

Deposit Portfolio

Deposit Migration History



100%
75%
50%
25%
0%
17.4%
18.2%
19.4%
25.8%
25.1%
26.5%
28.1%
26.1%
25.0%
24.5%
15.9%
15.5%
19.4%
19.7%
22.7%
19.1%
24.2%
23.1%
18.0%
19.7%
16.1%
14.1%
17.9%
14.5%
17.1%
16.2%
16.8%
16.4%
16.9%
20.4%
2007
2008
2009
2010
2011
2012Q3
Demand Deposits
NOW & Other Trans Accts
MMDA & Savings
Retail Certificates of Deposit
Jumbo Certificates of Deposit

Cost of Deposits



3.50%
2.90%
2.30%
1.70%
1.10%
0.50%
3.23%
2.63%
2.70%
2.11%
1.95%
1.38%
1.40%
1.07%
1.00%
0.83%
0.66%
0.63%
2007
2008
2009
2010
2011
MRQ
AMNB
Peers

Legacy markets provide a stable source of low cost core deposits

Source: SNL Financial and Company filings
Note: Peers include major exchange traded banks headquartered in NC and VA with total assets between $1.0 billion and $5.0 billion

Securities Portfolio

9/30/2012 Securities Portfolio



Corporate 2%
Federal agencies and GSEs 10%
Mortgage-backed and CMOs 28%
State and municipal 60%

Portfolio Highlights

- Minimal credit risk; minimal duration risk
- High quality
  - $328 million AFS securities portfolio
  - All above investment grade
  - No investments are classified
- Strong source of liquidity

Source: SNL Financial and Company filings

AMERICAN NATIONAL
BANKSHARES INC.

- 103 years of community banking
- 16 banking offices in Virginia
- 9 banking offices in North Carolina
- Strong core funding base
- Ranked #2 in the Danville MSA with 29% market share
- Ranked #3 in the Burlington MSA with 15% market share
- Good stewards of capital
- Strong credit culture and infrastructure



Washington, D.C.
Charlottesville
Richmond
Roanoke
Virginia Beach
Danville
Greensboro
Burlington
Raleigh
Asheville
Charlotte
Wilmington

Source: SNL Financial and MapInfo; Market share data as of September 30, 2012
Shaded area for MidCarolina represents Burlington, Durham, Greensboro, Raleigh, and Winston-Salem MSAs

Significant Recent Accomplishments

- Integrated our new North Carolina offices into our organization and culture.
- Converted the entire bank to a new and robust management information system.
- Dealt aggressively with all credit issues brought over from MidCarolina.
- Operated the combined organization successfully during these difficult economic times.
- Restored per share TBV to pre-merger levels.
- Trailing four quarters EPS $2.12.

Opportunistic Acquisition Strategy



American National
Moving Forward

- Fair value accounting changed the game
- Capital is necessary to be a player
- Focused on growth markets in NC and VA
- Characteristics of targets:
  - $250M-$1B size
  - Practical assimilation
  - Manageable credit issues
  - Compatible cultures
  - EPS accretion
  - Maintenance of strong capital levels
  - Identifiable synergies for savings
- Our credit culture will be maintained

AMNB Acquisition Cycle

Phase	Activities	MidCarolina Merger Timeline
Phase I	Identify targeted markets with strong economic growth prospects Prioritize and perform diligence on institutions that are financially attractive and culturally compatible	Q4 '09 *through* Q3 '10
Phase II	Negotiate the transaction Announce and close	Q3 '10 *through* Q2 '11
Phase III	Integrate the target - Systems conversion - Cultural assimilation - Synergies - Customer retention Focus on remediation of target portfolio	Q3 '11 *through* Q3 '12
Phase IV	Transition from remediation to growth and new production	Going Forward

Identify → **Acquire** → **Integrate** → **Clean-up** → **Grow**

Summary

Nationwide MRQ Comparison



Nationwide Public Banks and Thrifts
Performance
Asset Quality
Capital
Returns
75th Percentile
50th Percentile
25th Percentile
AMNB (88th)
Peers (42nd)
AMNB (79th)
Peers (60th)
AMNB (90th)
Peers (58th)
AMNB (75th)
Peers (38th)
AMNB (52nd)
Peers (31st)
AMNB (56th)
Peers (36th)
AMNB (91st)
Peers (59th)
Core ROAA (%)
NIM (%)
Efficiency Ratio (%)
NPAs/ Loans+ OREO (%)
TCE/TA (%)
Total Capital (%)
Div Yield (%)

Source: SNL Financial and Company filings; Market data as of 10/19/2012

Note: Peers include major exchange traded banks headquartered in NC and VA with total assets between $1.0 billion and $5.0 billion

Our Focus

- Fortress-like balance sheet
  - Pristine asset quality
  - Low-risk investment portfolio
  - High liquidity
  - Capital strength
- Disciplined growth
  - Organic
  - External
- Strong earnings stream

Q3 – 2012 Highlights

- Diluted EPS - $0.46
- NPA's to total assets 1.22% versus 1.48% Q3 2011
- Dividend – Paid $0.69 first nine months 2012
  - –$0.23 paid in Q3